Exhibit 99.1

DESCRIPTION OF REGULATION AND LICENSING

The gaming industry is highly regulated, and we must maintain our licenses and pay gaming taxes to continue our operations. Each of our casinos is subject to extensive regulation under the laws and regulations of the jurisdiction in which it is located. These laws and regulations generally concern the responsibility, financial stability and character of the owners, managers, and persons with financial interest in the gaming operations. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. Any material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our business and operating results.
In addition to gaming regulations, our businesses are subject to various federal, state, and local laws and regulations of the countries and states in which we operate. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, smoking, environmental matters, employment and immigration, currency transactions, taxation, zoning and building codes, land use, marketing and advertising, lending, privacy, telemarketing, regulations applicable under the Office of Foreign Asset Control, the Foreign Corrupt Practices Act and the various reporting and anti-money laundering regulations. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our business and operating results.
Gaming Regulation Overview
In the jurisdictions in which we operate, gaming laws and regulations require, among other things:

•the prevention of unsavory or unsuitable persons from having direct or indirect involvement with gaming at any time or in any capacity;

•the establishment and maintenance of responsible accounting practices and procedures;

•the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum internal control procedures for internal fiscal affairs and the safeguarding of assets and revenues;

•reliable record keeping and the filing of periodic reports with our gaming regulators;

•the prevention of cheating and fraudulent practices;

•the qualification, licensing or registration of certain employees, vendors and other persons with a financial interest in or control or influence over gaming operations;

•the payment of gaming taxes, licensing fees and other regulatory fees;

•maintenance of responsible gaming programs; and

•compliance with community benefits agreements in our host and surrounding communities, where applicable.

Typically, regulatory environments in the jurisdictions in which we operate are established by legislation and are administered by a regulatory agency or agencies with the authority to interpret their gaming enabling legislation and regulations promulgated thereunder and have broad discretion and authority to regulate the affairs of owners, managers, and persons with financial interests in gaming operations. Gaming regulators in the various jurisdictions in which we operate, among other things:

•adopt regulations under their gaming enabling legislation;

•investigate and enforce gaming laws and regulations;

•impose disciplinary sanctions for violations, including fines and penalties;

•review the character and fitness of participants in gaming operations and make determinations regarding their suitability or qualification for licensure;

•grant licenses for participation in gaming operations;

•collect and review reports and information submitted by participants in gaming operations;

•review and approve transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and

•establish and collect taxes and fees.

Any changes in the laws, regulations, and supervisory procedures of a gaming jurisdiction in which we operate could have an adverse effect on our business and operating results.

Licensing, Suitability and Qualification Determinations

Gaming laws and regulations require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our shareholders and holders of our debt securities, to obtain licenses or findings of suitability or qualification from gaming regulators. Licenses or findings of suitability or qualification typically require a determination that the applicant satisfies specific criteria set forth in the applicable gaming laws and regulations. Gaming regulators have broad discretion in determining whether an applicant qualifies for licensing or should be deemed suitable or qualified. Subject to certain administrative proceeding requirements, gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability, qualification or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming regulator. The criteria used in determining whether to grant or renew a license or finding of suitability or qualification vary from jurisdiction-to-jurisdiction but generally include such factors as:

•the good character, honesty and integrity of the applicant;

•the financial stability, integrity and responsibility of the applicant, including whether the gaming operation in the jurisdiction is adequately capitalized to pay winning wagers as and when due, meet ongoing operating expenses, pay all local, state and federal taxes as and when due, make necessary capital and maintenance expenditures in a timely manner, and make all long-term and short-term debt payments and satisfy capital lease obligations as and when due;
•the quality of the applicant’s gaming facility and non-gaming amenities;

•the total amount of the investment in the applicant’s gaming facility and non-gaming amenities;

•the effect on competition and the general impact on the host and surrounding communities;

•the amount of revenue to be derived by the applicable jurisdiction through the operation of the applicant’s gaming facility; and

•the applicant’s practices with respect to minority and local hiring and training of its workforce.

In evaluating individual applicants, gaming regulators consider, among other things, the individual’s good character, honesty and integrity, financial stability, criminal and financial history, and the character of those with whom the individual associates.
Many jurisdictions limit the number of licenses granted to operate gaming facilities within the jurisdiction, and some jurisdictions limit the number of licenses granted to any one gaming operator. For example, in Maryland, state law allows us to hold an interest in only one video lottery operation. Licenses under gaming laws are generally not transferable, although some jurisdictions permit a transfer with the prior approval of the jurisdiction’s gaming regulator(s). Licenses in many of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time. There can be no assurance that any of our licenses will be renewed.

A gaming license is generally a revocable privilege. Many jurisdictions have statutory or regulatory provisions that govern the required action that may be taken in the event that a license is revoked or not renewed. For example, under New Jersey gaming laws, a conservator may be appointed by the New Jersey Casino Control Commission (“NJCCC”) to assume complete operational control of the casino and the approved hotel facility upon the revocation of a casino license, and the conservator may, at the direction of the NJCCC and after appropriate prior consultation with the former licensee as to the reasonableness of such terms and conditions, endeavor to and be authorized to sell, assign, convey or otherwise dispose of in bulk, subject to any and all valid liens, claims, and encumbrances, all the property of a former licensee relating to the casino and the approved hotel.
In addition to us and our direct and indirect subsidiaries engaged in gaming operations, gaming regulators may investigate any individual or entity having a material relationship to, or material involvement with, any of these entities to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Certain jurisdictions require that any change in our directors or officers, including the directors or officers of our subsidiaries, must be approved by the requisite gaming regulator(s). Our officers, directors and certain key employees must also file applications with gaming regulators and may be required to be licensed or be found suitable or qualified in many jurisdictions. Gaming regulators have broad discretion to deny an application for licensing. Qualification and suitability determinations require submission of detailed personal and financial information followed by a thorough background investigation. The applicant has the burden of demonstrating suitability or qualification for licensure, and the applicant ordinarily must pay all the costs of the investigation. In addition to a gaming regulator’s authority to deny an application for licensure or a finding of suitability or qualification, gaming regulators also generally have the authority to condition or limit licensure or a finding of suitability or qualification, or disapprove of a change in an individual’s corporate position.
If a gaming regulator finds that an officer, director or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, we would ordinarily have to sever all relationships with such person. In addition, gaming regulators may require us to terminate the employment of any person who refuses to file appropriate applications.

In many jurisdictions, any of our shareholders or holders of our debt securities may be required to file an application, be investigated, and qualify or have his, her or its suitability determined. For example, under Nevada gaming laws, any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of the voting securities determined if either the Nevada Gaming Commission (the “NGC”) has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada, or the person engages in certain statutorily proscribed activities which influence or affect the affairs of a holding company of a Nevada gaming licensee. The applicant must pay all costs of investigation incurred by the NGC and the Nevada Gaming Control Board (“NGCB”) in conducting any such investigation.

Furthermore, any person required by a gaming regulator to be found suitable, who is found unsuitable by the gaming regulator, shall not be able to hold directly or indirectly the beneficial ownership of any voting security or the beneficial or record ownership of any nonvoting security or any debt security of any public corporation which is registered with the gaming regulator (or otherwise subject to a finding of suitability or qualification as holding company of a gaming licensee), such as MGM Resorts International, beyond the time prescribed by the gaming regulator. A finding of unsuitability by a particular gaming regulator impacts that person’s ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person’s ability to associate or affiliate with gaming licensees in other jurisdictions.
Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of our voting securities and, in some jurisdictions, our non-voting securities, typically 5%, to report the acquisition to gaming regulators, and gaming regulators may require such holders to apply for qualification or a finding of suitability. For example, Nevada gaming laws require any person who acquires more than 5% of any class of our voting securities to report the acquisition to the NGC. Additionally, Nevada gaming laws require that beneficial owners of more than 10% of any class of our voting securities apply to the NGC for a finding of suitability within 30 days after the Chair of the NGCB mails the written notice requiring such filing.
However, many jurisdictions permit an “institutional investor” to apply for a waiver that allows the “institutional investor” to acquire, in many cases, up to 15% of our voting securities without applying for qualification or a finding of suitability. The gaming laws and regulations of a particular jurisdiction typically define who may be considered an “institutional investor,” and typically provide particular categories of persons who may be considered such an investor, e.g., a retirement fund administered by a public agency for the exclusive benefit of federal, state, or local public employees; investment company registered under the Investment Company Act of 1940 (15 U.S.C. § 80a-1 et seq.); licensed life insurance company or property and casualty insurance company; banking and other chartered or licensed lending institution; and investment advisor registered under The Investment Advisors Act of 1940 (15 U.S.C. § 80b-1 et seq.). Additionally, a person satisfying the applicable “institutional investor” definition must also generally have acquired and hold the securities in the ordinary course of business as an institutional investor, and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or the taking of any other action which gaming regulators find to be inconsistent with holding our voting securities for investment purposes only. An application for a waiver as an institutional investor generally requires the submission of detailed information about the company and its regulatory filings, the name of each person that beneficially owns more than 5% of the institutional investor’s securities or other equivalent and a certification made under oath or penalty for perjury, that the securities were acquired and are held for investment purposes only. Even if a waiver is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations. A change in the investment intent of an institutional investor must be reported to certain gaming regulators immediately if such investment intent changes.

Generally, any person who beneficially owns our voting securities and fails or refuses to apply for a finding of suitability or qualification within the time prescribed by applicable law after being ordered to do so, or who refuses or fails to cooperate with any regulatory investigation or fails to pay the investigative costs incurred in connection with investigation of its application, may be found unsuitable or not qualified. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any security holder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our common stock beyond such period of time as may be prescribed by the applicable gaming regulators may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a shareholder or to have any other relationship with us or any of our subsidiaries, we or any of our subsidiaries:

•pay that person any dividend or interest upon any of our voting securities;

•allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

•pay remuneration in any form to that person for services rendered or otherwise; or

•fail to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities including if necessary, the immediate purchase of the voting securities for cash at fair market value.

Gaming regulators may, either as required by applicable law or in their discretion, also require the holder of any debt security to file an application, be investigated, and be found suitable or qualified to hold the debt security. In such cases, some jurisdictions permit the holder to seek an institutional investor waiver in accordance with applicable law. If a gaming regulator determines that a person is unsuitable or not qualified to own the debt security, the gaming regulator may, either as required by applicable law or in its discretion, limit the ability of the issuer to pay any dividend, interest, or any other distribution whatsoever to the unsuitable or not qualified person.

Many jurisdictions also require that manufacturers and distributors of gaming equipment and suppliers of certain goods and services to gaming industry participants be registered or licensed and require us to purchase and lease gaming equipment, supplies and services only from properly registered or licensed suppliers.

Additionally, the ability of a lender to foreclose on pledged assets, including gaming equipment, is subject to compliance with applicable gaming laws. For example, under New Jersey gaming laws, generally, no person is permitted to hold an ownership interest in or manage a casino or own any gaming assets, including gaming devices, without being licensed. Consequently, any lender who desires to enforce a security interest must file the necessary applications for licensure, be investigated, and either be found qualified by the NJCCC or obtain interim casino authorization (“ICA”) prior to obtaining any ownership interest. Similarly, any prospective purchaser of an ownership interest in a casino or of gaming assets must file the necessary applications for licensure, be investigated, and either found qualified by the NJCCC or obtain ICA prior to obtaining any ownership interest or gaming assets.

Violations of Gaming Laws
If we, our subsidiaries, or affiliates (including, among others, affiliated entities, such as BetMGM, and our significant shareholders, directors, officers or managers) violate applicable gaming laws or regulations, our gaming licenses could be limited, conditioned, suspended or revoked by gaming regulators, and we and any other persons involved could be subject to substantial fines. Additionally, a trustee, conservator or other person can be appointed by gaming regulators to operate our gaming properties, or in some jurisdictions, take title to our gaming assets in the jurisdiction, and under certain circumstances, earnings generated during such appointment could be forfeited to the applicable jurisdictions, or even sell the gaming assets if the gaming license for that property is revoked or not renewed. Violations of gaming laws or regulations in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws or regulations could have a material adverse effect on our financial condition, prospects and results of operations.

Reporting and Recordkeeping Requirements

We are required periodically to submit detailed financial and operating reports and furnish any other information about us and our subsidiaries which gaming regulators may require. In some jurisdictions, regulators have authority to compel the production of documents or inspect records maintained on the premises of the casino. Under federal law, we are required to record and submit detailed reports of currency transactions involving greater than $10,000 at our casinos and Suspicious Activity Reports if the facts presented so warrant. Some jurisdictions also require the maintenance of a log that records aggregate cash transactions in particular amounts. We are required to maintain a current stock ledger which may be examined by gaming regulators at any time. We may also be required to disclose to gaming regulators upon request the identities of the holders of our equity, debt or other securities. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming regulators. Failure to make such disclosure may be grounds for finding the record holder unsuitable. Gaming regulators may also require certificates for our stock or that of one or more of our subsidiaries to bear a legend indicating that the securities are subject to specified gaming laws or transfer restrictions. In certain jurisdictions, gaming regulators have the power to impose additional restrictions on the holders of our securities at any time.
Review and Approval of Transactions

Substantially all material loans, leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to, or approved by, gaming regulators. Neither we nor any of our subsidiaries may make a public offering of securities without the prior approval of certain gaming regulators if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in such jurisdictions, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise, require prior approval of gaming regulators in certain jurisdictions. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming regulators with respect to a variety of stringent standards prior to assuming control. Gaming regulators may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.
Certain gaming laws and regulations in jurisdictions we operate in establish that certain corporate acquisitions opposed by management, repurchases of voting securities and corporate defensive tactics affecting us or our subsidiaries may be injurious to stable and productive corporate gaming, and as a result, prior approval may be required before we may make exceptional repurchases of voting securities (such as repurchases which treat holders differently) above the current market price and before a corporate acquisition opposed by management can be consummated. In certain jurisdictions, the gaming regulators also require prior approval of a plan of recapitalization proposed by the board of directors of a publicly traded corporation which is registered with the gaming authority in response to a tender offer made directly to the registered corporation’s stockholders for the purpose of acquiring control of the registered corporation.
Because licenses under gaming laws are generally not transferable, we may not grant a security interest in our gaming licenses, and our ability to grant a security interest in any of our gaming assets is limited and may be subject to receipt of prior approval from gaming regulators. A pledge of the stock or other equity interest in a subsidiary holding a gaming license and the foreclosure of such a pledge may be ineffective without the prior approval of gaming regulators in certain jurisdictions. Moreover, our subsidiaries holding gaming licenses may be unable to guarantee a security issued by an affiliated or parent company pursuant to a public offering, or pledge their assets to secure payment of the obligations evidenced by the security issued by an affiliated or parent company, without the prior approval of certain gaming regulators.
Some jurisdictions also require us to file a report or notice with the gaming regulator within a prescribed period of time following certain financial transactions or the transfer or offering of certain securities. Were they to deem it appropriate, certain gaming regulators reserve the right to order such transactions rescinded.
Certain jurisdictions require the establishment of a compliance committee with one or more independent members and the implementation of a compliance review and reporting system or plan created for the purpose of monitoring activities related to our continuing qualification. These plans generally require periodic reports to senior management of our company and to our gaming regulators.
Certain jurisdictions require that an independent audit committee oversee the functions of surveillance and internal audit departments at our casinos.
License Fees and Gaming Taxes
We pay substantial license fees, contributions to responsible gaming programs, and taxes in many jurisdictions, including the counties, cities, and any related agencies, boards, commissions, or authorities, in which our operations are conducted, in connection with our casino gaming operations, computed in various ways depending on the type of gaming or activity involved. Depending upon the particular fee or tax involved, these fees and taxes are payable either daily, monthly, quarterly or annually. License fees and taxes are based upon such factors as:
•    a percentage of the gross revenues received;
•    the number of gaming devices and table games operated; and
•    the particular county in which the casino is located.
A live entertainment tax is also paid in certain jurisdictions by casino operations where entertainment is furnished in connection with the selling or serving of food or refreshments or the selling of merchandise. The tax rates applicable to our business and operations are subject to change.

Operational Requirements
In many jurisdictions, we are subject to certain requirements and restrictions on how we must conduct our gaming operations. In some jurisdictions, we are required to make a good faith effort to procure goods and services from local suppliers and minority-owned, women-owned and veteran-owned businesses in connection with our construction projects.
Some jurisdictions also require us to make a good faith effort to meet workforce diversity and local labor participation goals in our operations and to procure goods and services from local suppliers and minority-owned, women-owned and veteran-owned businesses.
Some of our gaming operations are subject to hours of operations restrictions. Additionally, some of our operations are subject to restrictions on the number of gaming positions we may have.
In 1994, the Mississippi Gaming Commission adopted a regulation requiring as a condition of licensure or license renewal that a gaming establishment’s plan include a 500-car parking facility in close proximity to the casino complex and infrastructure facilities which will amount to at least 25% of the casino cost. Amendments to the Mississippi gaming regulations impose additional non-gaming infrastructure requirements on new casino projects in Mississippi.
In addition, our gaming operations are subject to cybersecurity requirements in some jurisdictions. For example, the Nevada Gaming Commission enacted a cybersecurity regulation in December 2022, which requires us to conduct a risk assessment to development cybersecurity best practices by December 31, 2023 and designate an individual to be responsible for cybersecurity, as well as to have our independent accountant annually review of the cybersecurity best practices we develop. The Nevada regulation also provides for reporting obligations to the Nevada Gaming Control Board in the event we experience a cyber attack.

Racetracks
We operate Yonkers Raceway, a standardbred harness racing track, and Empire City Casino, a video lottery gaming operation, in Yonkers, New York. The operations are regulated by the New York State Gaming Commission. We also operate Northfield Park, a standardbred harness racing track, and MGM Northfield Park, a video lottery gaming operation, in Northfield, Ohio. The racing operations are regulated by the Ohio State Racing Commission, and the video lottery gaming operations are regulated by the Ohio Lottery Commission. In addition to laws and regulations affecting the video lottery operations at these tracks, there exist extensive laws and regulations governing the operation of racetracks, the horse races that are run at those tracks, and pari-mutuel wagering conducted at the tracks. Regulation of horse racing is typically administered separately from our other gaming operations, with separate licenses and license fee structures. Racing regulations may limit or dictate the number of days on which races may be or must be held. Additionally, in both New York and Ohio, the video lottery operations are contingent upon us holding a valid license to hold live horse racing meets at each racing track.
U.S. Online Gaming and Sports Betting

We and our partners are subject to various federal, state and international laws and regulations that affect our sports wagering and online wagering businesses. Online gaming in the United States is generally only authorized when specifically permitted under applicable state laws and regulations, and our U.S. online gaming and sports betting operations are subject to the state laws and regulations described below. Additional laws in all of these areas are likely to be passed, and additional regulations are likely to be adopted, in the future, which could impact the ways in which we and our partners are able to offer sports wagering and online wagering in jurisdictions that permit such activities.

•Nevada: In 2013, Nevada legalized real money online poker within the State. The NGC then adopted regulations and established licensing requirements for the operation of real money online poker within the State.
•New Jersey: In 2013, New Jersey legalized real money online casino gaming (“iGaming”) within the State. The New Jersey Division of Gaming Enforcement (“NJDGE”) then adopted regulations and established licensing requirements for the operation of iGaming in the State. Marina District Development Company, LLC (“MDDC”), our New Jersey subsidiary that operates Borgata Hotel Casino & Spa in Atlantic City, has been issued an Internet Gaming Permit for real money iGaming gaming in New Jersey. In 2018, New Jersey legalized on-premises and online sports betting conducted by licensed casinos and existing and certain former horse race tracks. The regulation of sports betting in New Jersey is similar to the manner in which the NJDGE regulates iGaming and casinos. The NJDGE regulates the types of wagers that may be placed, but in-play wagering may be permitted. However, wagering on certain events, such as collegiate events in which New Jersey colleges participate, is prohibited. A casino licensed to offer online sports betting currently may offer no more than three individually branded websites. MDDC has been issued a Sports Wagering License for on-premises sports betting at Borgata Hotel Casino & Spa and online sports betting in New Jersey.

•Mississippi: In 2017, Mississippi legalized on-premises sports betting at licensed casinos subject to the prior approval of the Executive Director of the Mississippi Gaming Commission (“MGC”). In June 2018, the MGC adopted regulations for the operation of sports books at licensed casinos in Mississippi. The regulations also permit mobile betting if the player is physically located within a casino and hotel facility approved by the Executive Director. In July 2018, our Mississippi operating subsidiary, Beau Rivage Resorts, LLC, obtained approval from the Executive Director to offer sports betting at the casino property, and its sports book began operations on August 1, 2018.

•Michigan: In 2019, Michigan legalized real money iGaming and online sports betting for commercial and Indian casinos within the State. On-premises sports betting commenced on March 11, 2020 under regulations promulgated by the Michigan Gaming Control Board. Online sports betting and casino gaming commenced on January 22, 2021.
•Maryland: In November 2020, Maryland legalized on-premises sports betting to be conducted by licensed casinos and authorized licensees. On-premises sports betting commenced on December 9, 2021, pursuant to regulations promulgated by the Maryland Lottery and Gaming Control Commission.

•Ohio: In December 2021, Ohio legalized on-premises and online sports betting to be conducted by licensed casinos, racinos, authorized licensees and online platform sports betting providers. On-premises and online sports betting commenced on January 1, 2023, pursuant to regulations promulgated by the Ohio Casino Control Commission.

•Massachusetts: In August 2022, Massachusetts legalized on-premises and online sports betting to be conducted by licensed casinos, racinos and online platform sports betting providers. On-premises sports betting commenced on January 31, 2023 pursuant to regulations promulgated by the Massachusetts Gaming Commission. Online sports betting commenced on March 10, 2023.

The gaming and other laws and regulations to which we are subject could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any such material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our business and operating results. For example, in 2018, the U.S. Department of Justice (“DOJ”) reversed its previously-issued opinion published in 2011, which stated that interstate transmissions of wire communications that do not relate to a “sporting event or contest” fall outside the purview of the Wire Act of 1961 (“Wire Act”). The DOJ’s updated opinion concluded instead that the Wire Act was not uniformly limited to gaming relating to sporting events or contests and that certain of its provisions apply to non-sports-related wagering activity. In June 2019, a federal district court in New Hampshire ruled that the DOJ’s new interpretation of the Wire Act was erroneous and vacated the DOJ’s new opinion. The DOJ appealed the decision of the district court to the U.S. Court of Appeals for the First Circuit. In January 2021, the Court of Appeals largely affirmed the district court’s decision finding that the Wire Act applies only to interstate wire communications related to “sporting events or contests”.

International Online Gaming and Sports Betting

Through the acquisition of LeoVegas in 2022, we expanded our global online presence and digital capabilities, and we now operate internationally across multiple geographical jurisdictions, requiring our compliance with varied regulatory frameworks. These include laws, licensing and approval requirements and other regulations of the United Kingdom, the European Union and certain of its member states, including Malta, as described below. The area of legal and regulatory compliance continues to evolve in these international markets, including as a result of changing political and social norms. As a result, the markets in which we operate are subject to uncertainties arising from differing approaches among jurisdictions, including the determination of where iGaming and online sports betting activities take place and which authorities have jurisdiction over such activities. Compliance with the laws and regulations in place in each jurisdiction is a risk area for the Company and is monitored and reported to the Audit Committee.

Through our subsidiary LV Lion Holding Limited (together with its subsidiaries, “LeoVegas”), we hold gaming licenses in a number of jurisdictions and operate across varied regulatory frameworks. We implement required policies and procedures to achieve compliance with laws of such locally held licenses. We restrict access to our business-to-consumer (“B2C”) iGaming and sports betting within each jurisdiction in accordance with the provisions of applicable licenses. We also undertake testing by independent accreditation and certification organizations, including Gaming Laboratories International and BMM International. The objective of this testing is to certify, among other things, security, regulatory conformity, and gaming integrity.

LeoVegas works with numerous trade groups and with regulators to ensure and encourage channelization in locally regulated territories and advocate for fair and transparent regulations, ensure reasonable levels of taxation, promote regulated gameplay and keep crime and the proceeds of crime out of gaming.

LeoVegas is licensed or approved to offer iGaming and/or sports betting products in various jurisdictions internationally, including on a B2C basis in Denmark, Germany, the United Kingdom, the Republic of Ireland, Italy, the Netherlands, the province of Ontario in Canada, Spain, and Sweden. The Company, through LeoVegas, also has a consolidated venture in Brazil, where our technology is leveraged on a local Brazil license.

Additionally, through certain of LeoVegas’s subsidiaries, we hold gaming licenses in Malta, which are often referred to as “point-of-supply” licenses (as opposed to the local, territory-specific, or “point-of-consumption” licenses). These licenses are used to supply our online gaming products in Malta itself. We also apply the same regulatory standards—including anti-money laundering and combating the funding of terrorism (“AML/CFT”), and responsible gambling standards—to customers located in other jurisdictions where a point-of-consumption license is not available. Additionally, we provide our services under our Maltese licenses in jurisdictions where point-of-consumption licenses are not yet available, but where there is presently a potential path towards regulation in that country and/or European Union law principles, which underpin our offering of services in that jurisdiction. Our service offering to such customers is also holistically supervised by the Maltese regulators on all regulatory matters, including gaming law, AML/CFT, and sanctions monitoring.

LeoVegas also offers a casino game distribution platform through Push Gaming Holding Limited and its subsidiaries, which we acquired in September 2023, and which operates on various business-to-business licenses (including in Malta, Romania, Sweden, and the United Kingdom) in accordance with the requirements of such licenses.

Macau S.A.R. Laws and Regulations

MGM Grand Paradise is regulated as a gaming operator under applicable Macau law and our ownership interest in MGM Grand Paradise is subject to continuing regulatory scrutiny. We are required to be approved by the Macau government (gaming authorities) to own an interest in a gaming operator. Authorized gaming operators must pay periodic fees and taxes, and gaming rights are not transferable, unless approved by the Macau government. MGM Grand Paradise must periodically submit detailed financial and operating reports to the Macau gaming authorities and furnish any other information that the Macau gaming authorities may require.

On April 19, 2005, MGM Grand Paradise, was granted a 15-year gaming subconcession, commencing on April 20, 2005 and expiring on March 31, 2020. The subconcession was successively extended to June 26, 2022 and December 31, 2022. In the second half of 2022, the Macau government conducted an international tender process for gaming concessions in Macau to which MGM Grand Paradise submitted its tender and on December 16, 2022, MGM Grand Paradise received the final award of the gaming concession and the concession contract was executed between the Macau government and MGM Grand Paradise, which commenced on January 1, 2023 and expires on December 31, 2032. The gaming subconcession of MGM Grand Paradise expired on December 31, 2022.

Under the concession, MGM Grand Paradise has committed to certain investments in gaming and non-gaming projects mentioned in the Investment Plans annexed to the Concession Contract. MGM Grand Paradise is required to submit to the Macau government an annual execution proposal of the specific projects mentioned in the Investment Plans, which it intends to execute in the following year by September 30 of each calendar year, detailing each project it intends to invest, the investment amount and the execution schedule for the relevant year for the purpose of government approval. Within 60 days after submission of each annual execution proposal, the Macau government will decide on its approval, and may request adjustments to specific projects the investment amount and the execution schedule.

Under the concession contract, no person may acquire any rights over the shares or assets of MGM Grand Paradise without first obtaining the approval of the Macau gaming authorities. The transfer or creation of encumbrances over ownership of shares representing the share capital of MGM Grand Paradise or other rights relating to such shares, and any act involving the granting of voting rights or other stockholders’ rights to persons or entities other than the original owners, would require the approval of the Macau government and the subsequent report of such acts and transactions to the Macau gaming authorities. The stock of MGM Grand Paradise and its casinos, assets and equipment shall not be subject to any liens or encumbrances, except under authorization by the Macau government.

MGM Grand Paradise’s concession contract requires approval of the Macau government for transfers of shares, or of any rights over such shares, in any of the direct or indirect stockholders in MGM Grand Paradise, including us, holding shares or rights that are directly or indirectly equivalent to an amount that is equal to or higher than 5% of the share capital in MGM Grand Paradise. Under the concession contract, this approval requirement does not apply to securities that are listed and tradable on a stock market.

The Macau government must also give their prior approval to changes in control of MGM Grand Paradise through a merger, consolidation, stock or asset acquisition, management or consulting agreement or any act or conduct by any person whereby he or she obtains control. Entities seeking to acquire control of a registered corporation must satisfy the Macau government concerning a variety of stringent standards prior to assuming control.

The concession contract requires the Macau government's prior approval of any recapitalization plan, any increase of the capital stock by public subscription, any issue of preferential shares or any creation, issue or transformation of types or series of shares representative of MGM Grand Paradise capital stock, as well as any change in the constituent documents (i.e., articles of association) of MGM Grand Paradise. The Chief Executive of Macau could also require MGM Grand Paradise to increase its share capital if he deemed it necessary.

The Macau gaming authorities may investigate any individual who has a material relationship to, or material involvement with, MGM Grand Paradise to determine whether MGM Grand Paradise’s suitability and/or financial capacity is affected by that individual. MGM Grand Paradise shareholders with 5% or more of the share capital and directors must apply for and undergo a finding of suitability process and maintain due qualification during the concession term, and accept the persistent and long-term inspection and supervision exercised by the Macau government. MGM Grand Paradise is required to immediately notify the Macau government should MGM Grand Paradise become aware of any fact that may be material to the appropriate qualification of any shareholder who owns 5% or more of the share capital, or any director or key employee. Changes in approved corporate positions must be reported to the Macau gaming authorities. The Macau gaming authorities have jurisdiction to deny an application for a finding of suitability.

The Macau gaming authorities also have the power to supervise gaming operators in order to assure the financial stability of corporate gaming operators and their affiliates.

MGM Macau and MGM Cotai were constructed by MGM Grand Paradise and are operated under MGM Grand Paradise’s concession contract. The concession excludes the following gaming activities: mutual bets, gaming activities provided to the public in which winning depends solely on chance, such as lotteries, raffles and tombolas, interactive gaming and games of chance or other gaming, betting or gambling activities on ships or planes. MGM Grand Paradise’s concession is exclusively governed by Macau law. MGM Grand Paradise is subject to the exclusive jurisdiction of the courts of Macau in case of any potential dispute or conflict relating to our concession.

MGM Grand Paradise’s concession contract expires on December 31, 2032. Unless the concession is extended, on that date, the casino area premises and gaming related equipment in MGM Macau and MGM Cotai, excluding the casino area premises and gaming related equipment previously reverted to the Macau government at the end of the subconcession, on December 31, 2022, of which the right of use was granted to MGM Grand Paradise for its operation under the concession contract, effective from January 1, 2023, will automatically be transferred to the Macau government without compensation to MGM Grand Paradise and MGM Resorts International will cease to generate any revenues from these operations.

Beginning on January 1, 2030, the Macau government may redeem the concession by giving MGM Grand Paradise at least one year prior notice and by paying fair compensation or indemnity. In the event the Macau Government exercises this redemption right, MGM Grand Paradise is entitled to reasonable and fair damages or indemnity. Pursuant to the concession contract, the amount of such compensation or indemnity shall correspond to the benefits that MGM Grand Paradise no longer receives as a result of the redemption from the projects included in the investment plan under the concession contract. With regards to construction investments, the compensation shall correspond to the income generated by such construction investments in the previous year before deduction of interest, depreciation and amortization, and multiplied by the number of remaining years until the end of the term of the concession contract.

The Macau government also has the right to unilaterally terminate, without compensation to MGM Grand Paradise, the concession at any time upon the occurrence of fundamental non-compliance by MGM Grand Paradise with applicable Macau laws or MGM Grand Paradise’s basic obligations under the concession contract. If the default is curable, the Macau government is required to give MGM Grand Paradise prior notice to cure the default within a period to be stipulated by the Macau government.

Under the concession, MGM Grand Paradise Limited is obligated to pay to the Macau S.A.R. an annual premium with a fixed portion and a variable portion based on the number and type of gaming tables employed and gaming machines operated. The fixed portion of the premium is equal to MOP 30 million (approximately $3.7 million, based on exchange rates at December 31, 2024). The variable portion is equal to MOP 300,000 per gaming table reserved exclusively for certain games and players, including gaming tables operated in special gaming rooms or special gaming areas; MOP 150,000 per gaming table not so reserved; and MOP 1,000 per electrical or mechanical gaming machine, including slot machines (approximately $37,492, $18,746 and $125, respectively, based on exchange rates at December 31, 2024). The variable premium shall not be less than the amount payable with respect to the operation of 500 gaming tables and 1,000 electrical or mechanical gaming machines, including slot machines.

MGM Grand Paradise Limited also has to pay a special gaming tax of 35% of gross gaming revenues and applicable withholding taxes. The Macau government determined that the minimum annual gross gaming revenue per gaming table is MOP 7 million (approximately $0.9 million, based on exchange rates at December 31, 2024); the minimum annual gross gaming revenue per electric or mechanical gaming machines, including slot machines, is MOP 300,000 (approximately $37,492, based on exchange rates at December 31, 2024). If the average gross revenue arising from the operation of gaming tables or electric or mechanical gaming machines, including slot machines, do not reach the minimum limit fixed by order of the Macau government, the concessionaire will have to pay a special premium, in the amount corresponding to the difference between the amounts of the special gaming tax payable on the average gross revenue, and the one that would be payable if this minimum limit had been achieved. The average gross revenue is calculated according to the maximum number of gaming tables and electric or mechanical gaming machines, including slot machines, authorized for the concessionaire in the year to which it relates, with the exception of the number of gaming tables and electric or mechanical gaming machines, including slot machines authorized to operate temporarily.

MGM Grand Paradise Limited is also subject to the following additional levies: annual payment in an amount corresponding to 2% of gross gaming revenue which will be given to a public foundation whose object is the promotion, development or study of cultural, social, economic, educational, scientific, academic, and charity activities; and annual payment in an amount corresponding to 3% of gross gaming revenue which will be used for urban development and construction, promotion of tourism and social security. The Macau Government may grant a reduction or exemption from the payment of the additional levies for reasons of public interest, namely for expansion of overseas customer markets, pursuant to terms to be defined under supplementary regulations.

Currently, the gaming tax in Macau is calculated as a percentage of gross gaming revenue. However, gross gaming revenue does not include deductions for credit losses. As a result, if MGM Grand Paradise issues markers to its customers in Macau and is unable to collect on the related receivables from them, it has to pay taxes on its winnings from these customers even though it was unable to collect the related receivables.

MGM Grand Paradise has received from the Macau government a concession to use a 10.67 acre parcel of land for MGM Macau (the “MGM Macau Land Contract”), and a concession to use an approximately 17.75 acre site parcel of land for MGM Cotai (the “MGM Cotai Land Contract”). The land concessions will expire on April 6, 2031 and on January 8, 2038, respectively, and are renewable. MGM Grand Paradise is obligated to pay rent annually for the term of the MGM Macau Land Contract and of the MGM Cotai Land Contract. The rent amounts may be revised every five years by the Macau government, according to the provisions of the Macau Land law.

MGM Grand Paradise received an exemption from Macau’s corporate income tax on profits generated by the operation of casino games of chance for a period of five-years starting at January 1, 2007. In October 2011, MGM Grand Paradise was granted an extension of this exemption for an additional five years. The exemption was further extended on September 7, 2016 through March 31, 2020, and further extended again on March 24, 2020 effective from April 1, 2020 through June 26, 2022 and further extended on September 1, 2022 through December 31, 2022. On January 29, 2024, a new five year extension of the exemption was granted to MGM Grand Paradise, for the period from January 1, 2023 to December 31, 2027.

As a consequence of the exemption, dividends distributed by MGM Grand Paradise would be subject to Macau Complementary Tax at a progressive rate of up to a maximum of 12%. A tax concession arrangement (the Arrangement) has been signed with the Macau Government on February 6, 2024 to formalize the arrangement for the payment in lieu of Macau complementary tax, otherwise payable by the shareholders of MGM Grand Paradise on dividend distributions received by them from gaming profit for the years 2023 to 2025. Under the Arrangement, the tax amount is assessed based on the relevant provisions under Macau Complementary Tax Law. Such tax payments are required regardless of whether dividends were actually distributed or whether MGM Grand Paradise had distributable profits in the relevant years, in similar terms to the tax concession arrangements for previous years.

Refer to Note 12 in the accompanying consolidated financial statements included in the Annual Report on Form 10-K for additional details regarding commitments related to the gaming concession.